[LPNT LETTERHEAD]
May 26, 2011
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	LifePoint Hospitals, Inc. Registration Statement on Form S-4
Ladies and Gentlemen:
     LifePoint Hospitals, Inc. (the “Issuer”) is registering the Issuer’s senior notes (the “Exchange Notes”) to be issued in an exchange offer (the “Exchange Offer”) pursuant to the Registration Statement on Form S-4 in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Issuer represents as follows:
     1. The Issuer has not entered into any arrangement or understanding to distribute the Exchange Notes and, to the best of such Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes.
     2. Such Issuer will make each person participating in the Exchange Offer aware (through a prospectus or otherwise) that any such person using the Exchange Offer to participate in a distribution of the Exchange Notes (a) cannot rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.
     3. Such Issuer acknowledges that a secondary resale transaction as described directly above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
     4. Such Issuer will make each person participating in the Exchange Offer aware (through a prospectus or otherwise) that any broker-dealer who holds outstanding notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such outstanding notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.
     5. Such Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

     (a) If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.
     (b) If the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes and (ii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such outstanding notes pursuant to the Exchange Offer. In addition, the transmittal letter will disclose that any broker-dealer who holds outstanding securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such outstanding securities pursuant to the Exchange Offer, may be considered an underwriter. However, the letter of transmittal contains a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Very truly yours,
LifePoint Hospitals, Inc.
On behalf of itself and the Guarantors set forth
in the Registration Statement

By:	/s/ Paul D. Gilbert
Paul D. Gilbert
Executive Vice President and Chief Legal and Development Officer; Corporate Governance Officer; and Corporate Secretary